PEABODY ENERGY
Peabody Plaza
701 Market Street
St. Louis, MO 63101-1826
314.342.7687
bsutter@peabodyenergy.com

BRYAN L. SUTTER
Vice President & General Counsel
Acting Chief Legal Officer and Secretary

August 12, 2015

VIA EDGAR

Re:	Peabody Energy Corporation
Preliminary Proxy Statement on Schedule 14A
Filed July 29, 2015
File No. 001-16463

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    John Reynolds, Assistant Director
Office of Beverages, Apparel, and Mining

Dear Mr. Reynolds:

We are providing the following response to your comment letter, dated August 7, 2015, regarding the Preliminary Proxy Statement on Schedule 14A filed by us on July 29, 2015.

As requested by the Staff, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
August 12, 2015

Please do not hesitate to call me at (314) 342-7687 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ Bryan L. Sutter
Vice President & General Counsel - Acting Chief Legal Officer and Secretary

cc:	Securities and Exchange Commission
Hillary Daniels
Pamela Howell
Brigitte Lippmann

Peabody Energy Corporation
Glenn L.Kellow

Simpson Thacher & Bartlett LLP
Risë B. Norman